12-8-04

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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04014370

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27736

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
International Assets Advisory LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 South Orange Avenue, Suite 1100
(No. and Street)

Orlando (City) Florida (State) 32801 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION RECEIVED NOV 26 2004 PROCESSING SECTION 185

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Ward (407) 254-1591
(Area Code-Telephone No.)

PROCESSED DEC 10 2004 THOMSON FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

930 Woodcock Road, Suite 211, Orlando, Florida 32803
(Address) (City) (State) (Zip Code)

PROCESSED DEC 10 2004 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of International Assets Advisory, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of International Assets Advisory, LLC, as of September 30, 2004, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

International Assets Advisory, LLC

Michael Ward, Chief Investment Officer

Sworn to and subscribed before me this
24 day of November, 2004.

(Signature of Notary Public)

Personally known: X

Penny Dorton Montalvo
My Commission DD360064
Expires October 04, 2008

This report ** contains (check all applicable boxes):

x	(a)	Facing page.
x	(b)	Statement of Financial Condition.
x	(c)	Statement of Income.
x	(d)	Statement of Cash Flows.
x	(e)	Statement of Changes in Member's Equity.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or control Requirements under Rule 15c3-3.
	(j)	A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x	(l)	And Oath or Affirmation.
	(m)	A copy of SIPC Supplemental Report.
x	(n)	A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

International Assets Advisory, LLC
Orlando, Florida:

We have audited the accompanying statement of financial condition of International Assets Advisory, LLC (the "Company") at September 30, 2004, and the related statements of income, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Orlando, Florida
November 9, 2004

930 Woodcock Road, Suite 211, Orlando, Florida 32803-3713, (407) 895-3383
A Registered Public Accounting Firm

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Financial Condition

September 30, 2004

Assets	
Cash	$ 428,921
Receivable from broker dealer	12,590
Premises and equipment, net	43,542
Certificate of deposit, restricted	103,639
Intangible asset, net	305,482
Other assets	295,555
Total	$ 1,189,729
Liabilities and Member's Equity	
Liabilities -	
Accrued expenses and other liabilities	70,947
Commitments and contingencies (Notes 3 and 6)	
Member's equity	1,118,782
Total	$ 1,189,729

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Income

Year Ended September 30, 2004

Revenues:	
Commissions	$ 2,352,466
Other	177,830
Total revenues	2,530,296
Expenses:	
Compensation and employee benefits	2,013,214
Occupancy	335,038
Regulatory fees and exams	25,517
Amortization of intangible asset	114,480
Other	319,277
Total expenses	2,807,526
Net loss	$ (277,230)

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Changes in Member's Equity

Year Ended September 30, 2004

	Total Member's Equity
Balance at September 30, 2003	$ 1,106,012
Net loss	(277,230)
Contribution from member	290,000
Balance at September 30, 2004	$ 1,118,782

See accompanying Notes to Financial Statements.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Statement of Cash Flows

Year Ended September 30, 2004

Cash flows from operating activities:	
Net loss	$(277,230)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	54,660
Amortization of intangible asset	114,480
Increase in other assets	(295,555)
Decrease in receivable from broker dealer	2,457
Decrease in accrued expenses and other liabilities	(12,000)
Net cash used in operating activities	(413,188)
Cash flows from investing activity-	
Increase in certificate of deposit	(3,639)
Cash flows from financing activity-	
Net contributions from member	290,000
Net decrease in cash	(126,827)
Cash at beginning of year	555,748
Cash at end of year	$ 428,921
Supplemental disclosure of cash flow information-	
Cash paid during the year for interest	$ -

See accompanying Notes to Financial Statements.

(1) Summary of Significant Accounting Policies

International Assets Advisory, LLC (the "Company") was organized on July 26, 2001 and commenced operations on November 1, 2001. The Company is a single member LLC owned by Lakeside Assets, LLC (the "Parent"). The Company is a retail securities broker/dealer headquartered in Orlando, Florida which conducts its operations primarily in the United States as well as internationally. The Company introduces transactions to another registered broker that carries such accounts on a fully disclosed basis. The following items comprise the significant accounting policies which the Company follows in preparing and presenting its financial statements:

Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities and Security Transactions. Income and expenses related to security transactions are recorded on a settlement date basis, which does not vary materially from a trade date basis.

Depreciation and Amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the assets.

Intangible Asset. Intangible asset consists of a customer list. The intangible asset is being amortized over six years using the straight-line method. Amortization for the years subsequent to September 30, 2004 follows:

Year Ending September 30,	Amount
2005	$ 114,480
2006	114,480
2007	76,522
	$ 305,482

(continued)

(1) Summary of Significant Accounting Policies, Continued

Income Taxes. The Company has elected to be treated as a partnership for income tax reporting purposes. The net loss is allocated to the member and combined with other income and expenses of the member and included in the member's income tax return. The Company is not an income tax paying entity, thus no federal or state income taxes have been recorded in the financial statements.

(2) Receivable from Broker Dealer

The receivable from broker dealer consists of commissions due from the clearing broker dealer.

(3) Premises and Equipment

A summary of premises and equipment at September 30, 2004 is as follows:

Furniture and equipment	$ 176,134
Leasehold improvements	20,477
Total, at cost	196,611
Less accumulated depreciation and amortization	(153,069)
Premises and equipment, net	$ 43,542

The Company leases its office facility under an operating leases with an initial term of ten years. The Company is required to maintain a $100,000 letter of credit to the lessor through 2005. If the lease is current, the letter of credit will be reduced by $50,000 in 2005 and $30,000 in 2007. The lease contains a 3% escalation clause plus increases in operating expenses, real estate taxes and utility costs. The lease contains two five year renewal options. Rent expense was approximately $232,000 during the year ended September 30, 2004. Minimum future lease payments at September 30, 2004 were approximately as follows:

Year Ending September 30,	Amount
2005	$ 230,000
2006	236,000
2007	244,000
2008	251,000
2009	258,000
Thereafter	799,000
Total minimum lease payments	$ 2,018,000

(continued)

(4) Net Capital Requirements

Pursuant to the rules of the Securities Exchange Act of 1934, the Company is required to maintain net capital, as defined by those rules. Aggregate indebtedness must not exceed net capital by a ratio of more than 15 to 1. At September 30, 2004, the Company's net capital computed in accordance with the Rule of the Commission amounted to $367,682, which was $317,682 in excess of the Company's stated minimum net capital requirement of $50,000, and the ratio of aggregate indebtedness to net capital was .19 to 1.

(5) Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealer, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Financial instruments which subject the Company to concentrations of credit risk consist primarily of cash. At September 30, 2004 cash of $284,813 and certificate of deposit, restricted of $103,639 were on deposit at SunTrust Bank.

(6) Commitments and Contingencies

In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities, including potential legal liabilities, that are not reflected in the accompanying financial statements. A former officer of the Company has filed a claim against the Company claiming damages of $325,000 associated with an employment agreement. The Company filed a counter claim in excess of $325,000 against the former officer for failure to comply with certain provisions of the employment agreement. The claims are currently subject to National Association of Securities Dealers Mediation proceedings. However, in the opinion of management, based on consultation with outside legal council, the ultimate disposition of all such matters is not expected to have a material adverse effect on the financial position or results of operations.

The Company has a $100,000 letter of credit issued in connection with the Company's office facility lease (see note 3). The letter of credit is collateralized by a pledged certificate of deposit of an equal amount at the same financial institution.

(7) Defined Contribution Retirement Plan

The Company has a defined contribution retirement plan available to all employees who have completed three months of service. The Company did not make any contributions to the plan during the year ended September 30, 2004.

INTERNATIONAL ASSETS ADVISORY, LLC
(A Limited Liability Company)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

September 30, 2004

NET CAPITAL

Total Member's equity		$ 1,118,782
Deductions and/or changes:		
Premises and equipment	$ 43,542	
Certificate of deposit, restricted	103,639	
Intangible assets	305,482	
Other assets	295,555	
Total deductions		748,218
Net capital before haircuts on securities positions		370,564
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Other securities (money-market account)		2,882
Net capital		$ 367,682

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ 4,730
Minimum net capital required of reporting broker or dealer	$ 50,000
Net capital requirement (greater of above)	$ 50,000
Excess capital	$ 317,682

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition - Accrued expenses and other liabilities	$ 70,947
Ratio aggregate indebtedness to net capital	.19

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no differences between the computation of net capital pursuant to Rule 15c3-1 shown above to the computation included in Form X-17A-5 Part II as previously filed with the commission.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

November 9, 2004

International Assets Advisory, LLC
Orlando, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of International Assets Advisory, LLC (the "Company") for the year ended September 30, 2004, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by International Assets Advisory, LLC including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

930 Woodcock Road, Suite 211, Orlando, Florida 32803-3713, (407) 895-3383
A Registered Public Accounting Firm

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no maters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Hacker, Johnson & Smith PA